Management's Discussion and Analysis

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, merger with Fuel Systems, Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (formerly known as Westport Innovations Inc.; “Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2017 provides an update to our annual MD&A dated March 31, 2017 for the fiscal year ended December 31, 2016. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2016 and our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017. Our interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of August 14, 2017.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.
The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Fuel Systems Solutions, Inc. ("Fuel Systems") and Westport Innovations Inc. ("Westport"), two companies with a strong foundation of innovation and technology leadership in the alternative fuels space were both key players in the development of the global market for gaseous fueled engines and vehicles for transportation and industrial applications. The merger of these two leaders in June 2016 has created Westport Fuel Systems, a premier global company for the engineering, manufacturing, and supply of alternative fuel systems and components.

Our new corporate vision - “Driving Innovation to Power a Cleaner Tomorrow” - encompasses our mandate to deliver best-in-class alternative fuel engines, fuel systems, and components. Global trends in greenhouse gas emission reduction regulations and increasingly stringent urban air quality requirements further solidifies our strategy to develop technology solutions and commercialize products that original equipment manufacturers ("OEMs") will need to meet demanding regulatory frameworks. With a broad range of alternative fuel capabilities in liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen and our innovative proprietary technologies, Westport Fuel Systems is well positioned in key on-road, and high horsepower market segments.

Our Automotive business is the solid foundation of our market leadership position and source of competitive advantage. We have been able to realize synergies through a post-merger strategic assessment of our entire portfolio with emphasis on streamlining our operating lines as well as our product and brand portfolios.

In the Automotive segment, we are leveraging our increased scale, customer base, and global sales and distribution networks to continue growing market share; a strategy we believe will lead to a stronger financial position. In addition to our significant operational competency in well-established automotive and industrial markets, our investment in new technologies is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position. We are on track to ship the first commercial Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") components to our European OEM launch partner in 2017. Our fully integrated Westport™ HPDI 2.0 system matches the “diesel-like” power, torque, and fuel economy benefits of a true compression ignition engine powered by natural gas, with reduced greenhouse gas emissions, and the capability to run entirely on renewable fuels.

Westport Fuel Systems has a compelling value proposition. We offer technology solutions for global environmental challenges, we occupy a premier technology leadership position, and we have a range of brands and products for diverse applications and markets. Our team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize the next generation of gaseous fueled technologies with our OEM partners. Our operationally focused leadership team has deep expertise in successful organizational restructuring, customer satisfaction, and financial discipline. We are building a sustainable, profitable company that delivers value to customers, shareholders, employees, and the environment.

Management's Discussion and Analysis

Since the first quarter, the Company has completed a number of significant undertakings to improve its liquidity position, strengthen its balance sheet and simplify the number of businesses that the Company will focus on.

On April 28, 2017, the Company closed the transaction to sell the Industrial segment's Auxiliary Power Unit ("APU") business for total consideration of $70.0 million

On May 30, 2017, the Company sold additional assets held for sale for total consideration of $17.5 million

In July 2017, the Company completed an equity offering where it issued 19,125,000 common shares for gross proceeds of $28.7 million.

In August 2017, the Company made an offer to the holders of the $CDN 55 million debentures. The holders have the option to either tender their Debentures to the Company for a 1% premium on the principal or can extend their Debentures on similar terms and receive a one-time bonus interest payment. See note 13(a) to the condensed consolidated interim financial statements for additional details.

Management's Discussion and Analysis

LIQUIDITY AND GOING CONCERN

Management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the condensed consolidated financial statements ("interim financial statements") are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the interim financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the interim financial statements are issued.

The condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern. At June 30, 2017, the Company's cash and cash equivalents were $87.4 million and its long-term debt was $79.1 million, of which $49.6 million matures in 2017. The Company incurred significant recurring losses and negative cash flows from operating activities during 2016, 2015 and 2014, and anticipates incurring additional losses and cash outflows from continuing operations through 2017, largely due to the start up of production and commercial distribution of HPDI 2.0 in the fourth quarter of 2017. Overall, the Company forecasts negative operating cash flows in 2017.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are as follows:

(a)     Forecast operating and capital investment requirements

After the merger with Fuel Systems and given the low oil price environment experienced in most of 2015 and 2016, the Company has been rationalizing its operations to achieve the necessary synergies required in order to become cash flow positive from operations. The Company expects to generate positive cash flows from operations throughout its business in 2017 and beyond except for its Technology Investments segment where the Company expects significant costs for final development, testing and capital expenditures on its HPDI 2.0 program with a major original equipment manufacturer ("OEM") in fiscal 2017.

(b)    Maturing Debt

Significant debt maturing in 2017 is the CDN $55.0 million Debentures ("Debentures") maturing on September 15, 2017. This debt is classified as a current liability in the condensed consolidated balance sheet as at June 30, 2017. Details of this loan can be found in note 13(a) to the condensed consolidated interim financial statements.

Management's plans

Management considered the following factors and management’s plans to alleviate or mitigate substantial doubt:

(a)    Asset sales

In conjunction with its rationalization and synergy program, the Company has a number of initiatives to simplify the number of businesses that the Company will focus on. As a result, the Company identified and sold a number of non-core assets during the second quarter of 2017 for gross proceeds of $87.5 million (net proceeds of $79.5 million). See note 5 to the condensed consolidated interim financial statements for additional details of these assets sales.

The Company continues to examine other assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold and invest in these assets. The Company’s decisions with respect to these assets may depend on its ability to raise additional financings as discussed below. The Company's Board of Directors has approved a sales process and timeline for the sale of certain assets in the event that the financings are not obtained when required.

Management's Discussion and Analysis

(b)    Maturing debt

The holders of the Debentures have the option to extend, a maximum of six times, the maturity date for an additional period of six months each time (i.e. if all extensions made, an additional three years) provided that greater than CDN$10.0 million of the aggregate principal amount of the Debentures remains outstanding. On August 8, 2017, the Company initiated a tender offer to the Debenture holders to either tender their debentures or to extend on similar terms as the existing debentures. At the date of the condensed consolidated financial statements, it is uncertain as to the amount of debentures, if any, that will be extended as part of this offering.

Subsequent to the quarter end, the Company completed an equity sale of 19,125,000 shares at $1.50 per share for total proceeds of $28.7 million (See note 21 of the condensed consolidated interim financial statements for additional details). This cash, along with the cash raised through the asset sales, will be used to pay down the maturing debt.

The Company has engaged financial advisors to assist with identifying and evaluating alternative sources of funding. As of the date of these interim financial statements, the Company has held discussions and received interest including draft term sheets from potential lenders. While there can be no assurance that the Company will be able to borrow on terms that are acceptable to the Company, management believes that it is probable that new loan(s) will be entered into on a timely basis to further strengthen its balance sheet.

Management's assessment and conclusion

Management is confident that the cash on hand at June 30, 2017 of $87.4 million and the estimated proceeds from financing or asset sales as discussed above will provide the cash flows necessary to fund operations over the next year to August 31, 2018, and as a result, management has determined that substantial doubt has been alleviated by management’s plans at a probable level of assurance. Management cautions the readers that there is no absolute assurance that the Company will be able to raise the financing necessary or realize on asset sales, under satisfactory terms and conditions, to continue as a going concern. If the Company was not to continue as a going concern, significant adjustments may be required to the carrying value of its assets and liabilities in the accompanying condensed consolidated interim financial statements and the adjustments could be material.

Operating Segments

The principle focus of the operating business units are summarized below:

Automotive Business Segment

The Westport Fuel Systems Automotive segment designs, manufactures and sells CNG and LPG components and systems for passenger cars, light-duty trucks and medium-duty vehicles including OEM, delayed OEM (“DOEM”) and Aftermarket segments. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

The Automotive segment also designs, manufactures, and sells a wide range of CNG compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.

We serve more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor. We supply a large number of global OEMs including Volkswagen, Tata, GAZ, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Aftermarket distributors and customers.

With effect from Q1 2017, the high pressure components and electronics product lines, formerly classified under the Industrial Business Segment, were consolidated into the Automotive business and the comparative balances reclassified accordingly.

Management's Discussion and Analysis

Industrial Business Segment

On April 28, 2017, the Company completed the sale of the Auxiliary Power Unit ("APU") business, and on May 30, 2017, the Company completed the sale of assets from its Impco Industrial Mobile and Stationary Equipment business. Effective from Q1 2017, the Industrial Business Segment is no longer considered an operating segment and is reclassified to discontinued operations.

Corporate and Technology Investments Segment

The Corporate and Technology Investments segment is responsible for current and advanced research and development programs, corporate oversight, and general administrative duties. Examples of our leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics. The corporate oversight and general administrative functions for the Company are grouped under this unit.

Westport’s next generation of HPDI technology, Westport™ HPDI 2.0 will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are primarily manufactured in partner facilities, and offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors are developed with core components of Westport's HPDI™ 2.0 fuel system.

Cummins Westport Inc. ("CWI") Joint Venture

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on up to 100% RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc. ("WPI"), a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the "Amended JVA") governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of selling, marketing and developing spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Weichai Westport Inc. Joint Venture

WWI is a joint venture between the Company, Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. focusing on the Chinese market. In April 2016, the Company sold a portion of its economic interest in WWI and the Company discontinued reporting of WWI on an equity basis. As the Company no longer has significant influence in the joint venture, the Company does not consider WWI a business segment subsequent to the first quarter of 2016.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three and six months ended June 30, 2017 and June 30, 2016. The 2016 comparative data includes Fuel Systems' results from June 1, 2016 (acquisition date) and consequently there is only one month included in the three and six months ended June 30, 2016.

Selected Consolidated Statements of Operations Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
		(Adjusted, Notes 1 and 2)		(Adjusted, Notes 1 and 2)
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$62.1	$37.2	$122.1	$61.2
Gross margin	$15.8	$8.2	$33.3	$14.5
GM %	25.4%	22.0%	27.3%	23.7%
Net income (loss) from continuing operations (3)	$(13.3)	$3.4	$(26.2)	$(21.1)
Net income from discontinued operations (1)	$45.6	$0.3	$45.9	$0.3
Net income (loss) for the period	$32.3	$3.7	$19.8	$(20.8)
Net income (loss) per share - basic	$0.29	$0.05	$0.18	$(0.29)
Net income (loss) per share - diluted	$0.26	$0.04	$0.16	$(0.29)
Weighted average basic shares outstanding	110,462,019	79,385,839	110,317,330	71,899,577
Weighted average diluted shares outstanding	124,649,197	96,306,658	124,502,087	71,899,577

(1)	With effect from the first quarter of 2017, the Industrial business segment has been reclassified as discontinued operations. See note 5 in the condensed consolidated interim financial statements.

(2)
As discussed in note 8 of the condensed consolidated interim financial statements dated March 31, 2017 for the fiscal year ended December 31, 2016, the net losses in 2016 have been adjusted for a change in accounting policy at CWI.

(3)	The comparative 2016 periods include a $42.9 million bargain purchase gain on the acquisition of Fuel Systems.

The following table sets forth a summary of our financial position as at June 30, 2017 and December 31, 2016:

Selected Balance Sheet Data

	June 30, 2017	December 31, 2016
(expressed in millions of United States dollars)
Cash and short-term investments	$87.8	$60.9
Total assets	340.3	331.5
Debt, including current portion	79.1	79.0
Royalty payable, including current portion	18.3	21.6
Total liabilities	233.1	246.0
Shareholders' equity	107.2	85.4

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of Cummins Westport Inc. ("CWI") for the three months ended June 30, 2017, and June 30, 2016.

Selected CWI Statements of Operations Data

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
		(Adjusted, Note 1)		(Adjusted, Note 1)
(expressed in millions of United States dollars)
Total revenue	$79.5	$73.6	$150.2	$138.6
Gross margin	28.6	21.0	50.3	40.4
GM %	35.9%	28.5%	33.5%	29.1%
Net income before income taxes	16.5	3.8	21.7	7.4
Net income attributable to the Company	5.3	1.4	7.1	2.6

(1)
As discussed in note 8 of the annual consolidated financial statements for the year ended December 31, 2016, issued on March 31, 2017 for the fiscal year ended December 31, 2016, the net losses in 2016 have been adjusted for a change in accounting policy at CWI.

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The following tables summarize results by segment for the three and six months ended June 30, 2017, compared to the three and six months ended June 30, 2016.

Items Affecting Comparability of Results

WWI results are only included in total segment revenue for the three months ended March 31, 2016, as WWI is no longer considered an operating segment after this date.

The 2016 comparatives only include Fuel Systems results from June 1, 2016. To facilitate a more meaningful comparison with prior period results, certain Q1 2017 information has also been provided in the discussion that follows.

Revenue

Total consolidated revenues from continuing operations for the three months ended June 30, 2017 increased by $24.9 million or 67% from $37.2 million in 2016 to $62.1 million in 2017.

Total consolidated revenues from continuing operations for the six months ended June 30, 2017 increased by $60.9 million or 99% from $61.2 million in 2016 to $122.1 million in 2017.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2017	2016	$	%	2017	2016	$	%
Automotive	$60.9	$36.3	$24.6	68%	$117.2	$59.5	57.7	97%
Corporate and Technology Investments	1.2	0.9	0.3	33%	4.9	1.7	3.2	188%
CWI	79.5	73.6	5.9	8%	150.2	138.6	11.6	8%
WWI	—	—	—	—%	—	29.9	(29.9)	(100)%
Total segment revenues	$141.6	$111.9	$29.7	27%	$272.3	$230.8	$41.5	18%
Less: equity investees' revenues	79.5	73.6	5.9	8%	150.2	168.5	(18.3)	(11)%
Total consolidated revenues	$62.1	$37.2	$24.9	67%	$122.1	$61.2	$60.9	99%

Automotive revenue for the three and six months ended June 30, 2017 was $60.9 million and $117.2 million compared with $36.3 million and $59.5 million for the three and six months ended June 30, 2016, respectively. The primary reason for the increase was due to the acquisition of Fuel Systems on June 1, 2016. Automotive revenues for Q2 2017 increased $5.0 million over Q1 2017 due to strong aftermarket sales in Europe and a stronger Euro compared to the US dollar.

Corporate and Technology Investments revenue for the three and six months ended June 30, 2017 was $1.2 million and $4.9 million compared with $0.9 million and $1.7 million, respectively, for the three and six months ended June 30, 2016. The Company continues to achieve revenue-generating milestones with its HPDI 2.0 launch customer and various partners.

CWI revenue for the three and six months ended June 30, 2017 was $79.5 million and $150.2 million, respectively, compared with $73.6 million and $138.6 million for the three and six months ended June 30, 2016, respectively. Unit sales for the three and six months ended June 30, 2017 were 2,037 and 3,777 compared to 2,061 and 3,708 for the three and six months ended June 30, 2016. The increase in revenue was primarily due to an increase in parts revenue attributed to the increase in the natural gas engine population in service.

Management's Discussion and Analysis

Gross Margin for the three months ended June 30, 2017

Total consolidated gross margin for the three months ended June 30, 2017 increased by $7.6 million from $8.2 million in 2016 to $15.8 million in 2017.

The following table presents gross margin by segment for the three months ended June 30, 2017 compared to the three months ended June 30, 2016:

(expressed in millions of U.S. dollars)

	Three months ended June 30,	% of	Three months ended June 30,	% of	Change
	2017	Revenue	2016	Revenue	$	%
Automotive	$14.6	24%	$7.3	21%	$7.3	100%
Corporate and Technology Investments	1.2	100%	0.9	100%	0.3	33%
CWI	28.6	36%	21.0	29%	7.6	36%
WWI	—	—%	—	—%	—	N/A
Total segment gross margin	$44.4	31%	$29.2	27%	$15.2	52%
Less: equity investees' gross margin	28.6	36%	21.0	29%	7.6	36%
Total consolidated gross margin	$15.8	25%	$8.2	23%	$7.6	93%

Automotive gross margin increased by $7.3 million to $14.6 million, or 24% of revenue, for the three months ended June 30, 2017, compared to $7.3 million, or 21% of revenue for the three months ended June 30, 2016. Gross margins increased due to higher revenues in the OEM and aftermarket business in Europe resulting from the acquisition of Fuel Systems. Gross margin for the automotive business in the second quarter of 2017 increased $1.0 million from the first quarter of 2017 due to increased sales in Europe and a $1.1 million favourable warranty adjustment, offset by weaker markets in Argentina.

Corporate and Technology Investments gross margin for the three months ended June 30, 2017 was $1.2 million compared with $0.9 million for the three months ended June 30, 2016 as the Company continues to achieve milestones with its HPDI 2.0 launch customer and other partners

CWI gross margin increased by $7.6 million to $28.6 million, or 36% of revenue from $21.0 million or 29% of revenue in the prior year quarter. The increase in gross margin and gross margin percentage is driven by higher revenues, a favorable parts revenue mix compared to the prior year quarter and a positive warranty adjustment of $2.5 million for the three months ended June 30, 2017 compared to a positive warranty adjustment of $1.6 million for the three months ended June 30, 2016.

Management's Discussion and Analysis

Gross Margin

Total consolidated gross margin for the six months ended June 30, 2017 increased by $18.8 million or 130% from $14.5 million in 2016 to $33.3 million for the comparative period in 2017.

The following table presents gross margin by segment for the six months ended June 30, 2017 compared to the six months ended June 30, 2016:

(expressed in millions of U.S. dollars)

	Six months ended June 30, 2017	% of Revenue	Six months ended June 30, 2016	% of Revenue	Change
					$	%
Automotive	$28.4	24%	$12.8	22%	$15.6	122%
Corporate and Technology Investments	4.9	100%	1.7	100%	3.2	188%
CWI	50.3	33%	40.4	29%	9.9	25%
WWI	—	N/A	3.0	10%	(3.0)	(100)%
Total segment gross margin	83.6	31%	57.9	25%	25.7	44%
Less: equity investees' gross margin	50.3	33%	43.4	26%	6.9	16%
Total consolidated gross margin	$33.3	27%	$14.5	24%	$18.8	130%

Automotive gross margin increased by $15.6 million to $28.4 million, or 24% of revenue, for the six months ended June 30, 2017 compared to $12.8 million, or 22% of revenue for the six months ended June 30, 2016. The increase in gross margin and the gross margin percentage is due to the acquisition of Fuel Systems on June 1, 2016.

Corporate and Technology Investments gross margin for the six months ended June 30, 2017 was $4.9 million compared with $1.7 million for the six months ended June 30, 2016 as the Company continues to achieved milestones with its HPDI 2.0 launch customer and other partners.

CWI gross margin increased by $9.9 million to $50.3 million, or 33% of revenue from $40.4 million or 29% of revenue in the prior year period. The increase in gross margin and gross margin percentage is driven by higher revenues a favorable parts revenue mix compared to the prior year period and a favorable warranty adjustment of $5.2 million for the six months ended June 30, 2017 compared to a unfavorable warranty adjustment of $2.4 million for the six months ended June 30, 2016.

Management's Discussion and Analysis

Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for the three and six months ended June 30, 2017 compared to the three and six months ended June 30, 2016:

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2017	2016	$	%	2017	2016	$	%
Automotive	$4.2	$4.7	$(0.5)	(11)%	$8.0	$6.7	$1.3	19%
Corporate and Technology Investments	10.0	10.3	(0.3)	(3)%	18.3	19.9	(1.6)	(8)%
Total research and development	$14.2	$15.0	$(0.8)	(5)%	$26.3	$26.6	$(0.3)	(1)%

Automotive Despite a full quarter of R&D expenses from Fuel Systems, R&D expenses decreased $0.5 million for the three months ended June 30, 2017, compared to the three months ended June 30, 2016. The decrease of $0.5 million was due to completion of various R&D programs and reduction in workforce due to restructuring activities in 2016. The Automotive R&D expenses for the six months ended June 30, 2017 was $8.0 million compared to $6.7 million for the six months ended June 30, 2016. R&D expenses in the second quarter of 2017 increased $0.6 million from the first quarter of 2017 as the Company continues to finalize its HPDI launch plans with suppliers.

Corporate and Technology Investments R&D expenses for the three and six months ended June 30, 2017 were $10.0 million and $18.3 million, respectively compared with $10.3 million and $19.9 million for the three and six months ended June 30, 2016, respectively. R&D expenses are expected to reduce when the Company launches HPDI 2.0 in late 2017.

Management's Discussion and Analysis

Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment, excluding equity investees, for the three and six months ended June 30, 2017 compared to the three and six months ended June 30, 2016:

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2017	2016	$	%	2017	2016	$	%
Automotive	$8.1	$8.0	$0.1	1%	$16.8	$12.2	$4.6	38%
Corporate and Technology Investments	7.9	10.1	(2.2)	(22)%	14.4	19.7	(5.3)	(27)%
Total selling, general and administrative	$16.0	$18.1	$(2.1)	(12)%	$31.2	$31.9	$(0.7)	(2)%

Automotive SG&A expenses for three and six months ended June 30, 2017 were $8.1 million and $16.8 million compared with $8.0 million and $12.2 million for the three and six months ended June 30, 2016. Overall SG&A expense as a percentage of revenue was significantly lower for 2017 as compared to 2016. SG&A expense in Q2 2017 decreased by $0.3 million from Q1 2017.

Corporate and Technology Investments SG&A expenses for the three and six months ended June 30, 2017 was $7.9 million and $14.4 million compared with $10.1 million and $19.7 million for the three and six months ended June 30, 2016. The decrease in expense is primarily due to merger costs associated with the Fuel Systems acquisition in 2016, which did not repeat in the current year, and lower salary expenses resulting from our 2016 restructuring activities and reduction in workforce. SG&A expense in the second quarter of 2017 increased by $0.4 million from the first quarter of 2017 due to a $1.5 million increase in stock based compensation offset by lower expenses due to restructuring activities.

Management's Discussion and Analysis

Restructuring costs recognized for the three and six months ended June 30, 2017 were a recovery of $1.5 million and an expense of $nil respectively. The recovery during the second quarter of 2017 was due to a $4.4 million change in estimate relating to the termination of a lease commitment in Vancouver, Canada. Excluding the recovery from the lease settlement, the termination and other exit costs recorded for the three and six months ended June 30, 2017 were $2.8 million and $4.5 million, respectively, due to reductions in workforce in Canada, Italy, and Argentina. They were $nil in the comparative periods in 2016.

Foreign exchange gains and losses from continuing operations reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and six months ended June 30, 2017, we recognized net foreign exchange losses of $1.0 million and foreign exchange gains of $0.6 million, respectively, compared to foreign exchange losses of $4.1 million and $5.4 million, respectively, in the comparative periods due to movements in the Canadian dollar and Euro relative to the U.S. dollar.

Depreciation and amortization for the three and six months ended June 30, 2017 was $3.6 million and $7.2 million compared with $3.6 million and $6.8 million, respectively for the three and six months ended June 30, 2016. The increase is due to the acquisition of Fuel Systems on June 1, 2016 and consolidation of property, plant and equipment, offset by lower depreciation on assets sold and fully depreciated assets. The amount included in cost of sales for the three and six months ended June 30, 2017 was $1.2 million and $2.4 million compared with $0.8 million and $1.3 million for the three and six months ended June 30, 2016. Depreciation and amortization expense in Q1 2017 was $3.7 million.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method. Up until the end of the first quarter of 2016, the Company also recorded its 35% interest in WWI using the equity method; however, due to our sale of a portion of our economic interest in WWI on April 20, 2016, we no longer have the ability to exercise significant influence and, therefore, with effect from that date we account for our interest using the cost method. The increase in income from investments results primarily from higher revenues and gross margins for CWI in the current year.

During the fourth quarter of 2016, CWI changed its method for determining its warranty liability to exclude, from the estimated cost to settle claims, the parts margin it expects to earn on parts sold and used to service warranty claims. This change was accounted for as a change in accounting policy and the comparative balances were adjusted on a retrospective basis. The Company's income from investments, accumulated deficit and long-term investments have been adjusted to reflect this change in accounting policy.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
		(Adjusted)		(Adjusted)
CWI - 50% interest	$5.3	$1.4	$7.0	$2.0
WWI	—	—	—	0.2
Income from investment accounted for by the equity method	$5.3	$1.4	$7.0	$2.2

Management's Discussion and Analysis

Interest on long-term debt, royalty payable and amortization of discount expense primarily relates to our interest expense on Canadian dollar and Euro denominated debentures.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Canadian debentures - 9% per annum	$1.1	$1.0	$1.9	$1.9
Senior financing facilities	0.2	0.1	0.3	0.2
Convertible note - 9% per annum	0.4	0.1	0.8	0.1
Royalty payable and other amortization of discount and interest expense	5.5	1.3	7.4	2.6
Total interest on long-term debt	$7.2	$2.5	$10.4	$4.8

Interest on long-term debt and royalty payable for the three and six months ended June 30, 2017 was $7.2 million and $10.4 million compared to $2.5 million and $4.8 million for the three and six months ended June 30, 2016. Interest expense increased for the six months ended June 30, 2017 due to additional interest accrued on the convertible debt and the Cartesian royalty payable. The sale of the APU business and the sale of additional Industrial assets resulted in royalty prepayments to Cartesian of approximately $9.7 million, with $1.3 million outstanding as at June 30, 2017. The Company recorded an additional finance charge of $5.2 million as a result of the prepayment of the royalty payable on the completion of these transactions.

Income tax recovery for the three months ended June 30, 2017 was $4.0 million compared to an expense of $0.3 million for the corresponding period in 2016. The tax recovery for 2017 relates to the use of tax losses to offset the tax expense related to the gain on sale of Industrial assets.

Discontinued operations As discussed in note 5 to the condensed consolidated interim financial statements, substantially all of the Industrial business segment (excluding the electronics and high pressure product lines) was sold during the second quarter of 2017. The Company recognized a net gain on sale of assets of $54.9 million.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Our asset sales that closed during the second quarter of 2017 significantly improved our cash position, with net proceeds of $79.5 million. The equity issuance of 19,125,000 common shares subsequent to quarter end for gross proceeds of $28.7 million further strengthened our balance sheet. These cash inflows provide the Company with the necessary liquidity to repay the Debentures that come due in September 2017. See notes 5 and 13 in the condensed consolidated interim financial statements for further information on the asset sales and the Debentures.

While our Automotive division generates positive cash flows, these cash flows are not sufficient to offset the significant capital investment and research and development expenditures required to support our HPDI 2.0 production start-up during late 2017. The majority of the HPDI 2.0 investment, both in terms of R&D and capital spend will complete in 2017. The Company incurred significant recurring losses from operations as well as negative cash flows from operating activities during the first and second quarter of 2017 and the fiscal years 2016, 2015 and 2014, and anticipates incurring additional losses and negative operating cash flows through 2017. See the Business Overview and General Developments section in this MD&A for further discussion on liquidity and going concern.

Our cash, cash equivalent and short-term investments position has increased by $26.9 million million in the first half of 2017 from $60.9 million at December 31, 2016. The increase is primarily the result of cash flow from the sale of the APU and Industrial businesses, offset by cash invested in our HPDI program and restructuring costs. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses since inception, and as at June 30, 2017 has an accumulated deficit of $937.1 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing and its ability to raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of June 30, 2017, proceeds from the equity issuance, cost cutting measures and its ability to find new sources of financing, provide sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying condensed consolidated interim financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
Cash Flow from Operating Activities
For the three months ended June 30, 2017, our net cash flows used in continuing operating activities was $12.4 million, a decrease of $12.0 million from the net cash flows of $24.4 million used in operating activities in the three months ended June 30, 2016. The decrease is primarily due to improved operations since the merger with Fuel Systems and working capital management.
Cash Flow from Investing Activities
For the three months ended June 30, 2017, our net cash flows used in continuing investing activities was $9.2 million, compared to cash inflows from continuing investing of $53.2 million for the three months ended June 30, 2016. The inflows in 2016 were primarily due to the $45.3 million cash received upon acquisition of Fuel Systems on June 1, 2016 and $6.3 million in proceeds from the sale of a portion of our economic interest in WWI. The cash used in continuing investing activities for the three months ended in June 30, 2017 was $13.4 million primarily for capital assets in preparation for the HPDI launch, offset by $1.7 million in dividends received from the CWI joint venture.

Management's Discussion and Analysis

Cash Flow from Financing Activities
For the three months ended June 30, 2017, our net cash flows used in financing activities from continuing operations was $9.9 million compared to net cash flows from financing activities of $16.9 million for the three months ended June 30, 2016. In Q2 2016, the Company received $17.5 million from Cartesian for a convertible note. In Q2 2017, the Company made a $9.7 million repayment to Cartesian for the royalty payable.

Cash Flow from Discontinued Operations

For the three months ended June 30, 2017, our net cash flows from discontinued operations was $69.5 million due to the sale of the Auxiliary Power Units and Industrial business.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$89.4	$89.4	$89.4	$—	$—	$—
Restructuring obligations	9.5	9.5	9.5	—	—	—
Long-term debt, principal, (1)	79.0	79.0	49.5	4.5	22.5	2.5
Long-term debt, interest (1)	—	9.6	3.9	3.8	1.7	0.2
Long-term royalty payable (2)	18.3	36.3	3.3	11.1	7.6	14.3
Operating lease commitments	—	16.7	4.4	8.8	3.1	0.4
Royalty payments (3)	3.3	3.3	—	3.3	—	—
	$199.5	$243.8	$160.0	$31.5	$35.0	$17.4

(1) For details of our long-term debt, principal and interest, see note 13 in the notes to the condensed consolidated interim financial statements.

(2) On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17.5 million in cash (the “Royalty Agreement”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments in respect of the Royalty Agreement based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the long-term royalty payable). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15.0 million, with this payment being allocated on a non-discounted basis to future years' minimum payments. The sale of the APU business and the sale of additional Industrial assets resulted in a $9.7 million royalty prepayment to Cartesian during the quarter. For additional information on the Cartesian royalty, see note 14 of the condensed consolidated interim financial statements.

(3) The Company is obligated to repay funding received from Industrial Technologies Office ("ITO") in the form of royalties equal to the greater of $1.0 million (CDN $1.4 million) or 0.33% of the Company's gross annual revenue from all sources, including CWI, provided that gross revenue exceeds $10.1 million (CDN$13.5 million) in any aforementioned fiscal year, until the earlier of March 31, 2018 or until cumulative royalties total of $21.0 million (CDN$28.2 million) has been repaid. As at June 30, 2017, $3.3 million remains accrued in accounts payable and accrued liabilities.

Management's Discussion and Analysis

SHARES OUTSTANDING

For the three months ended June 30, 2017 and June 30, 2016, the weighted average number of shares used in calculating the loss per share was 110,462,019 and 64,413,316, respectively. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	June 30, 2017	August 14, 2017
	Number	Number

Common Shares outstanding	111,175,191 (1)	130,401,758,000
Share Units
Outstanding (2)	6,120,241	6,328,049
Exercisable	1,990,006	1,924,153

(1)	Subsequent to June 30, 2017, the Company issued 19,125,000 common shares at $1.50 per share for gross proceeds of $28.7 million.

(2)
As at June 30, 2017, the outstanding share units include 1,670,000 (August 14, 2017 - 1,670,000) performance share units ("PSUs") with payout levels ranging between 0% and 150% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable based on the prior achievement of the required 150% conversion ratio as at the date hereof. In addition, these awards have not yet become vested.

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company's accounting policies are described in Note 3 of our year ended December 31, 2016 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the June 30, 2017 interim condensed consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in note 3 of our fiscal year ended December 31, 2016 annual consolidated financial statements and our 2016 annual Management and Discussion analysis, dated March 31, 2017.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in note 4 of the notes to the condensed consolidated interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended June 30, 2017, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REGULATORY COMPLIANCE

On June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its Weichai Westport Inc. joint venture and compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") in connection with the Company's operations in China. Westport Fuel Systems is cooperating with this request and cannot predict the duration, scope or outcome of the SEC's investigation.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited and adjusted note (6))

Three months ended	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17
(expressed in millions of United States dollars except for per share amounts)				(1)(2)	(2)	(2)		(3)
Product revenue	$21.3	$24.9	$23.5	$36.8	$53.5	$59.2	$56.3	$60.9
Service and other revenue	1.0	0.2	0.5	0.4	2.6	0.9	3.7	1.2
Total revenue	22.3	25.1	24.0	37.2	56.1	60.1	60.0	62.1
Cost of product and parts revenue (4)	21.5	22.1	17.6	29.1	47.4	47.0	42.5	46.3
Gross margin	$0.8	$3.0	$6.4	$8.2	$8.7	$13.1	$17.5	$15.8
Gross margin percentage	3.6%	12.0%	26.7%	22.0%	15.5%	21.8%	29.2%	25.4%
Net income (loss) from continuing operations	$(37.2)	$(24.5)	$(24.6)	$3.4	$(33.7)	$(44.4)	$(12.8)	$(13.4)
Net income (loss)	$(37.2)	$(24.5)	$(24.6)	$3.7	$(33.5)	$(43.2)	$(12.5)	$32.3
EBITDA (5)	$(32.3)	$(20.5)	$(19.3)	$9.7	$(26.1)	$(33.5)	$(6.5)	$(7.5)
Adjusted EBITDA (6)	$(9.6)	$(13.5)	$(11.9)	$(11.5)	$(10.8)	$(11.0)	$(4.1)	$(5.3)
Earnings (loss) per share
Basic	$(0.58)	$(0.38)	$(0.38)	$0.05	$(0.31)	$(0.43)	$(0.11)	$0.29
Diluted	$(0.58)	$(0.38)	$(0.38)	$0.04	$(0.31)	$(0.43)	$(0.11)	$0.26
Income from unconsolidated joint ventures:
CWI net income attributable to the Company (7)	$3.7	$3.1	$0.5	$1.5	$2.8	$0.8	$1.8	$5.3
WWI net income attributable to the Company	$0.1	$0.5	$0.2	$—	$—	$—	$—	$—

(1) Includes the one month period of results from the merger with Fuel Systems and a bargain purchase gain of $42.9 million.

(2) The Company has modified information for Q2, Q3 and Q4 to exclude substantially all of the Industrial business segment, which has been reclassifed as discontinued operations.

(3) During the second quarter of 2017, the Company completed the sale of non-core assets from its Industrial business unit and recognized a gain on sale of assets of $54.9 million.

(4) The Company has modified current and prior quarters' gross margin to include manufacturing depreciation in cost of sales, which is the presentation historically adopted by Fuel Systems that the Company has elected to adopt for the entire group.

(5) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information. EBITDA for Q2, Q3 and Q4 has been adjusted for the discontinued operations of the Industrial business segment (excluding the electronics and high pressure product lines).

(6) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted to exclude amortization of stock-based compensation, unrealized foreign exchange gain or loss, and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis

(7) The Company's income from investments, retained earnings and long-term investments have also been adjusted to reflect a change in accounting policy in its joint venture. See condensed consolidated interim financial statements note 8(a).

Management's Discussion and Analysis

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17
Income (loss) before income taxes from continuing operations	$(37.0)	$(25.1)	$(24.7)	$3.4	$(34.4)	$(41.7)	$(13.6)	$(17.3)
Interest expense, net (1)	1.4	1.3	2.3	2.7	3.1	4.3	3.4	6.3
Depreciation and amortization	3.3	3.3	3.1	3.6	5.2	3.9	3.7	3.5
EBITDA	$(32.3)	$(20.5)	$(19.3)	$9.7	$(26.1)	$(33.5)	$(6.5)	$(7.5)

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long term-debt and amortization of discount.

EBITDA decreased $1 million from a loss of $6.5 million for the three months ended March 31, 2017 to a loss of $7.5 million in the three months ended June 30, 2017. The change is primarily a result of higher revenues and gross margin from the Automotive business.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17
EBITDA	$(32.3)	$(20.5)	$(19.3)	$9.7	$(26.1)	$(33.5)	$(6.5)	$(7.5)
Stock based compensation	3.3	3.5	4.0	2.3	2.9	1.2	1.1	3.1
Unrealized foreign exchange (gain) loss	(8.0)	0.5	1.3	4.1	(7.1)	8.1	(1.6)	1.0
Goodwill impairment	18.7	—	—	—	—		—	—
Asset impairment	—	—	—	—	—	2.7	—	—
Inventory impairment from product line closure	5.5	—	—	—	4.3	1.3	—	—
Bargain purchase gain	—	—	—	(42.9)	—	7.1	—	—
Merger and financing costs	3.2	1.3	2.1	4.5	0.4		—	—
Amortization of fair value inventory adjustment recorded on acquisition	—	—	—	0.4	1.0		—	—
(Gain) loss on sale of investments	—	—	—	6.3	(3.9)	(0.3)	—	—
Loss on disposal of assets	—	0.8	—	—	—		—	—
Restructuring, termination and other exit costs	—	—	—	—	17.5	1.5	1.6	(1.6)
Other	—	1.0	—	4.1	0.2	0.9	1.3	(0.3)
Adjusted EBITDA	$(9.6)	$(13.5)	$(11.9)	$(11.5)	$(10.8)	$(11.0)	$(4.1)	$(5.3)